SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: May 4, 2006		Title:	General Counsel

May 3, 2006

MAXCOM TELECOMUNICACIONES FIRST QUARTER 2006 UNAUDITED RESULTS
• Revenues at Ps$323.9 million increased 28% over 1Q05 and 4% over 4Q05

• EBITDA at Ps$90.4 million grew 51% over 1Q05 and 3% over 4Q05

• Operating Income for 1Q06 was Ps$36.1 million

• Lines in service increased 26% over 1Q05 and 8% over 4Q05

• Total customers grew 22% over 1Q05 and 6% over 4Q05
LINES AND CUSTOMERS:
The number of lines in service at the end of 1Q06 increased 26% to 222,240 lines, from 177,007 lines at the end of 1Q05, and 8% when compared to 206,292 lines in service at the end of 4Q05.
During 1Q06, 26,083 new voice lines were installed, 22% higher than the 21,444 lines installed during 1Q05. When compared to 4Q05, the number of installations increased 52% from 17,155 lines.
During 1Q06, the monthly churn rate for voice lines was 1.6%, lower than the 1.9% monthly average churn during 1Q05. When compared to 4Q05, churn rate increased from 1.4%.
Data equivalent lines (at 64Kbps) increased 53% to 30,757 equivalent lines at the end of 1Q06 from 20,047 at the end of 1Q05 and 11% compared to 27,586 equivalent lines at the end of 4Q05.
Total customers (voice and data) grew 22% to 165,891 at the end of 1Q06, from 136,351 at the end of 1Q05, and 6% when compared to 157,120 customers at the end of 4Q05.
REVENUES:
Revenues for 1Q06 increased 28% to Ps$323.9 million, from Ps$253.9 million reported in 1Q05. Voice revenues for 1Q06 increased 33% to Ps$275.0 million, from Ps$206.1 million during 1Q05, mainly driven by a 26% increase in voice lines. Data revenues for 1Q06 were Ps$14.6 million and contributed with 4% of total revenues. Data revenues in 1Q05 were Ps$11.6 million. Wholesale revenues for 1Q06 were Ps$34.3 million, a 5% decrease from Ps$36.2 million in 1Q05.
Revenues for 1Q06 increased 4% to Ps$323.9 million, from Ps$311.0 million in 4Q05. Voice revenues for 1Q06 increased Ps$24.1 million from Ps$250.9 million during 4Q05. Data revenues in 1Q06 increased 8% from Ps$13.5 million during 4Q05. During 1Q06, revenues from Wholesale customers decreased 26% from Ps$46.6 million in 4Q05.
COST OF NETWORK OPERATION:
Cost of Network Operation in 1Q06 was Ps$109.7 million, a 27% increase when compared to
Ps$86.2 million in 1Q05. During the same period, outbound traffic increased 25%, showing an increase on a cost per minute basis basically as a result of the lease of capacity on CATV networks for “triple play” services combined with a shift of the outbound traffic pattern from local to long distance and calls to cellular phones. Local traffic represented 89% of total traffic in 1Q06 and 94% in 1Q05. The Ps$23.5 million increase in Cost of Network Operation was generated by: (i) Ps$25.1 million or 43%, increase in network operating services, mainly driven by Ps$11.8 million higher calling party pays interconnection charges, Ps$6.2 million higher long distance interconnection, Ps$3.7 million other cost related to the CATV network, Ps$2.9 million leases of interconnection ports

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May 3, 2006

and Ps$0.5 million other services cost; and, (ii) Ps$1.6 million or 31%, decrease in installation expenses and cost of disconnected lines. Technical expenses remained at Ps$22.5 million.
Cost of Network Operation increased 6% quarter-over-quarter when compared to Ps$103.1 million in 4Q05. The Ps$6.6 million increase in Cost of Network Operation was generated by: (i) Ps$6.9 million, or 9% increase in Network operating services, mainly driven by Ps$2.7 million higher leases of interconnection ports, Ps$2.4 million higher leases of circuits, Ps$3.0 million higher cost related to the CATV network, Ps$0.6 million lower calling party pays interconnection charges and Ps$0.6 million lower long distance interconnection cost; and, (ii) Ps$0.1 million decrease in Technical expenses; and, (iii) Ps$0.2 million decrease on installation expenses and cost of disconnected lines. On a traffic-related cost basis, the cost per minute deteriorated as outbound traffic decreased 6%.
Gross margin remained at 66% in 1Q06 when compared to 1Q05 and decreased when compared to
67% reported in 4Q05.
SG&A:
SG&A expenses were Ps$123.7 million in 1Q06, a 15% increase from Ps$108.0 million in 1Q05. The increase was mainly driven by: (i) higher salaries, wages and benefits of Ps$22.8 million as a result of increased headcount; (ii) higher general and insurance expenses of Ps$2.1 million; (iii) higher bad debt reserve of Ps$1.4 million; and, (iv) Ps$1.3 million higher advertising and promotion expenses. Higher expenses were partially offset by: (i) lower fees paid to external advisors of Ps$8.5 million; (ii) Ps$1.3 million lower maintenance expenses; (iii) lower sales commissions of Ps$1.3 million; and, (iv) lower office and warehouse leases of Ps$0.8 million.
SG&A expenses in 1Q06 increased 3% from Ps$120.0 million in 4Q05. The Ps$3.7 million increase was generated by: (i) higher salaries, wages and benefits of Ps$15.3 million; (ii) Ps$3.5 million higher office and warehouse leases; and, (iii) Ps$0.8 million higher sales commissions. Higher expenses were partially offset by: (i) Ps$11.7 million lower fees paid to external advisors, (ii) Ps$2.1 million lower advertising and promotion expenses; (iii) Ps$1.4 million lower maintenance expenses; and, Ps$0.7 million lower general and insurance expenses.
EBITDA:
EBITDA for 1Q06 increased 51% to Ps$90.4 million, from Ps$59.8 million reported in 1Q05. When compared to 4Q05, EBITDA grew 3% from Ps$87.9 million. EBITDA margin of 28% in 1Q06 improved from 24% margin in 1Q05, and remained at the same level than in 4Q05.
DEPRECIATION AND AMORTIZATION:
As a result of a re-evaluation of the useful lives of our fixed assets performed in 4Q05, lives were extended and therefore the depreciation rates and charge were reduced. 4Q05 depreciation and amortization charge of Ps$7.8 million reflects a one-time yearly adjustment of Ps$88.2 million depreciation charge provisioned during 2005, to conform to the new depreciation rates.
OPERATING INCOME:
Operating Income for 1Q06 was Ps$36.1 million, compared to Ps$30.7 million Operating Loss in
1Q05.

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May 3, 2006

CAPITAL EXPENDITURES:
Capital expenditures for 1Q06 were Ps$184.0 million, 112% higher than Ps$86.7 million reported in
1Q05, and 10% higher when compared to Ps$167.1 million spent in 4Q05.
CASH POSITION:
Cash position at the end of 1Q06 was Ps$199.7 million in Cash and Cash Equivalents including Ps$10.3 million of restricted cash, compared to Ps$51.7 million at the end of 1Q05 which included Ps$18.8 million of restricted cash. Cash and Cash Equivalents at the end of 4Q05 were Ps$232.6 million, including Ps$7.7 million of restricted cash.
# # #
Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Querétaro. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes	Lucia Domville
Mexico City, Mexico	New York City, NY
(52 55) 1163 1005	(917) 375-1984
investor.relations@maxcom.com	ldomville@nyc.rr.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward- looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.
(Financial Statements to follow)

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May 3, 2006

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET
(Thousands of Mexican pesos “Ps” with purchasing power as of March 31, 2006 and thousands of US Dollars “$”)

	March 31, 2005			December 31, 2005			March 31, 2006
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	32,875	$3,002	Ps	224,920	$20,539	Ps	189,376	$17,293
Restricted Cash		5,728	523		—	—		—	—

		38,603	3,525		224,920	20,539		189,376	17,293

Accounts receivable:
Customers, net of allowance		131,123	11,974		173,292	15,824		191,451	17,482
Value added tax refundable		—	—		22,906	2,092		35,255	3,219
Other sundry debtors		18,448	1,685		21,659	1,978		21,123	1,929

		149,571	13,659		217,857	19,894		247,829	22,630

Inventory		12,486	1,140		15,506	1,416		20,104	1,836
Prepaid expenses		58,712	5,361		77,299	7,059		76,555	6,991

Total current assets		259,372	23,685		535,582	48,908		533,864	48,750

Restricted Cash Long Term		13,076	1,194		7,723	705		10,289	940

Frecuency rights, Net		96,253	8,789		86,679	7,915		91,052	8,314
Telephone network systems & Equipment, Net		1,822,851	166,456		2,096,748	191,467		2,225,688	203,240
Preoperating expenses, Net		150,534	13,746		123,125	11,243		113,988	10,409
Intangible Assets, Net		360,679	32,936		305,559	27,902		311,457	28,441
Retirement obligations		—	—		14,898	1,360		14,798	1,351
Deposits		15,380	1,404		4,628	423		4,939	451
Other assets		4,979	455		5,943	543		5,943	543

Total assets	Ps	2,723,124	$248,665	Ps	3,180,885	$290,466	Ps	3,312,018	$302,439

LIABILITIES
CURRENT LIABILITIES:
Interest Payable
Accrued expenses and other accounts payable		267,492	24,426		253,148	23,116		273,707	24,994
Bank Financing		149,282	13,632		67,095	6,127		66,648	6,086
Senior notes, net		—	—		—	—		56,047	5,118
Commercial paper		—	—		152,515	13,927		151,500	13,834
Customers deposits		2,534	231		4,026	368		3,181	290
Payroll and other taxes payable		27,621	2,522		18,833	1,720		16,444	1,502

Total current liabilities		446,929	40,811		495,617	45,258		567,527	51,824
LONG-TERM LIABILITIES:
Senior notes, net		631,495	57,666		580,773	53,034		548,480	49,902
Bank Financing		11,522	1,052		79,602	7,269		60,727	5,545
Notes payable		1,480	135		141,395	12,912		258,244	23,582
Other accounts payable		28,237	2,578		25,792	2,355		24,951	2,278
Deferred taxes		—	—		26,145	2,387		25,971	2,372
Pensions and Postretirement Obligations		—	—		16,805	1,535		16,670	1,522
Hedging Valuation		—	—		18,963	1,732		12,523	1,144

Total liabilities	Ps	1,119,663	$102,242	Ps	1,385,092	$126,482	Ps	1,513,093	$138,169

SHAREHOLDERS’ EQUITY
Capital stock		2,517,709	229,907		2,762,990	252,305		2,762,990	252,305
Premium on capital stock		901,492	82,321		221,093	20,189		221,093	20,189
Accumulated deficit		(1,771,076)	(161,727)		(1,116,574)	(101,961)		(1,188,290)	(108,510)
Net loss for the period		(44,664)	(4,078)		(71,716)	(6,549)		3,132	286

Total shareholders’ equity (deficit)	Ps	1,603,461	$146,423	Ps	1,795,793	$163,984	Ps	1,798,925	$164,270

	Ps	2,723,124	$248,665	Ps	3,180,885	$290,466	Ps	3,312,018	$302,439

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of March 31, 2006 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.951 per US$1.00.

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May 3, 2006

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED STATEMENT OF OPERATIONS
2005 AND 2006 QUARTERLY PERIODS
(Thousands of Mexican pesos “Ps” with purchasing power as of March 31, 2006 and thousands of US Dollars “$”)

	January 1 to				October 1 to				January 1 to
	March 31, 2005				December 31, 2005				March 31, 2006
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%

Voice		206,092	18,820	81%		250,895	22,911	81%		274,984	25,110	85%
Data		11,592	1,059	5%		13,539	1,236	4%		14,566	1,330	4%
Wholesale		36,238	3,309	14%		46,589	4,254	15%		34,324	3,134	11%

TOTAL REVENUES	Ps	253,922	$23,188	100%	Ps	311,023	$28,401	100%	Ps	323,874	$29,574	100%

Network operating services		58,591	5,350	23%		76,848	7,017	25%		83,738	7,647	26%
Technical expenses		22,469	2,052	9%		22,597	2,063	7%		22,465	2,051	7%
Installation expenses		5,118	467	2%		3,665	335	1%		3,541	323	1%

Cost of Network Operation		86,178	7,869	34%		103,110	9,415	33%		109,744	10,021	34%

GROSS PROFIT		167,744	15,319	66%		207,913	18,986	67%		214,130	19,553	66%

SG&A		107,965	9,859	42%		120,016	10,959	39%		123,723	11,298	38%

EBITDA		59,779	5,460	24%		87,897	8,027	28%		90,407	8,255	28%

Depreciation and amortization (a)		90,504	8,264	36%		7,829	715	3%		54,333	4,961	17%

Operating Income (Loss)		(30,725)	(2,804)	-12%		80,068	7,312	26%		36,074	3,294	11%
Comprehensive (income) cost of financing:

*Interest expense		13,404	1,224			29,830	2,724			26,099	2,383
**Interest (income) loss, net		1,498	137			3,647	333			(242)	(22)
Exchange (income) loss, net		2,240	208			(2,001)	(181)			11,329	1,034
Gain on net monetary position		(6,765)	(621)			(10,051)	(918)			(4,755)	(434)

		10,377	948			21,425	1,958			32,431	2,961

Other (income) expense		73	7			(7,510)	(686)			(37)	(3)

INCOME (LOSS) BEFORE SPECIAL ITEM		(41,175)	(3,759)			66,153	6,040			3,680	336

Special Item (b)		—	—			15,468	1,412			—	—

INCOME (LOSS) BEFORE TAXES		(41,175)	(3,759)			50,685	4,628			3,680	336

Provisions for:
Asset Tax		3,270	299			(9,760)	(891)			—	—
Income Tax & Profit Sharing (c)		219	20			(69,556)	(6,352)			548	50

Total Provisions		3,489	319			(79,316)	(7,243)			548	50

NET INCOME (LOSS)	Ps	(44,664)	$(4,078)		Ps	130,001	$11,871		Ps	3,132	$286

NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes and Vendor Financing

**	Interest Income net of bank commissions

(a)	Reflects a one-time adjustment to conform to new depreciation rates. 4Q05 report did not include this adjustment (see: “Maxcom Telecomunicaciones announces fourth quarter 2005 unaudited results”, released on February 27, 2006).

(b)	Expenses incurred in connection with the spin-off and sale of subsidiary during 4Q05. 4Q05 report considered the capitalization of this item (see: “Maxcom Telecomunicaciones announces fourth quarter 2005 unaudited results”, released on February 27, 2006).

(c)	Reflects the adjustment to deferred tax provision in connection with Notes (a) & (b) (see: “Maxcom Telecomunicaciones announces fourth quarter 2005 unaudited results”, released on February 27, 2006).

Financial statements are reported in period-end pesos as of March 31, 2006 to adjust for the inter-period effect of inflation.

For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.951 per US$1.00.

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